June 20, 2019

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Beverly Singleton
Ms. Claire Erlanger

Re: Live Nation Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 2, 2019
File No. 001-32601

Ms. Singleton and Ms. Erlanger:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comment of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) contained in your letter dated June 11, 2019 with respect to the Company’s Form 10-Q for the Quarterly Period ended March 31, 2019. For your convenience, the comment provided by the Staff has been included herein together with Live Nation’s response.

The Company hopes that this letter is helpful and responsive to your request. If you have any questions or comments to this response, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-Q for the Quarter Ended March 31, 2019

Notes to the Financial Statements
Note 3. Leases, page 11

Comment 1. We note that in your disclosure of the significant components of operating lease expense on page 12, you disclose a combined amount for variable and short-term lease costs.
Please provide us with your basis for this presentation and tell us the consideration you gave to ASC 842-20-50-4.

Response: The Company followed the disclosure requirements as described in ASC 842-20-50-4 but also took into consideration the guidance in ASC 842-20-50-2, which allows lessees to aggregate disclosures provided that useful information is not obscured by aggregating a large amount of insignificant detail or by aggregating items that have different characteristics. The Company elected to aggregate its variable and short-term lease costs since these items have similar characteristics and due to the immateriality of its short-term lease costs, which were less than 3% of its total net lease costs.